MEMORANDUM
VIA EDGAR AND FACSIMILE
For Commission Use Only

Re:	North Pointe Holdings Corporation Amendment No. 7 to Registration Statement on Form S-1 File Number 333-122220
     Enclosed herewith are two clean and two marked copies of the above-referenced Amendment No. 7 to Registration Statement on Form S-1 (the “Registration Statement”) of North Pointe Holdings Corporation (including its consolidated subsidiaries, the “Registrant”). Amendment No. 7 to the Registration Statement is being filed solely to include as Exhibit 10.44 thereto the Financial Assistance/Subsidy Arrangement between the Federal Insurance Administration of the U.S. Federal Emergency Management Agency and North Pointe Insurance Company, including the Notice of Acceptance, 2004-2005, dated August 4, 2005.
     Please contact Todd B. Pfister, Esq. at (312) 832-4579 should you have any questions.